Prospectus Supplement (to Prospectus dated July 2, 2007)	Filed Pursuant to Rule 424(b)(7) Registration No. 333-143979
$120,000,000
2.75% Convertible Senior Subordinated Notes due 2027
and
Shares of Common Stock Issuable Upon Conversion of the Notes.
     This prospectus supplement supplements the prospectus dated July 2, 2007, relating to the resale from time to time by certain of our securityholders of up to $120,000,000 aggregate principal amount of 2.75% Convertible Senior Subordinated Notes due 2027 issued by Pioneer Companies, Inc. and the shares of our common stock issuable upon conversion of the notes. We will not receive any proceeds from the sale of the notes or the common stock issuable upon conversion of the notes by the selling securityholders.
     You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with the prospectus, including any amendments or supplements thereto.
     The following information updates the information provide in the table under “Selling Securityholders” for the selling securityholders named below:

		Percentage of	Number of	Number of	Common Stock
		Aggregate	Shares of	Shares of	Beneficially Owned
	Amount of Notes	Principal Amount	Common Stock	Common Stock	Following the
Name of Selling Securityholder	Offered Hereby	Of Notes Outstanding	Owned(1)(2)	Offered Hereby(1)	Offering(3)

CIBC World Markets Corp. (4)(5)	$13,485,000	11.24%	391,924	391,924	0

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 28.3222 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of Notes—Conversion Rights” and “Description of Notes—Determination of Make Whole Amount.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Includes shares of common stock issuable upon conversion of the notes in addition to any other shares of common stock identified to us by the selling securityholder as owned by it. See footnote (1).

(3)	Assumes sale, transfer or other disposition of all common stock issuable upon conversion of the Notes.

(4)	CIBC World Markets Corp. is a subsidiary of CIBC World Markets Inc., a publicly held entity.

(5)	The selling securityholder has informed us that it is a broker-dealer.

     Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section beginning on page 8 of the Prospectus dated July 2, 2007 and the risk factors incorporated therein by reference from our annual and quarterly reports filed with the Securities and Exchange Commission.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This date of this Prospectus Supplement is July 10, 2007.